FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2014 final dividend of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 18, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2014 FINAL DIVIDEND

The purpose of this announcement is for Huaneng Power International, Inc. (the “Company”) to set out the closure of register of members of H share for payment of the final dividend for the year ended 31 December 2014 (the “2014 Final Dividend”) and the taxation matters on receipt of the proposed 2014 Final Dividend.

The implementation of the profit appropriation plan for 2014 of the Company (including the declaration of the 2014 Final Dividend) is subject to consideration and approval at the 2014 annual general meeting which is scheduled to take place on 25 June 2015.

CLOSURE OF REGISTER OF MEMBERS OF H SHARES

In order to determine the H Shareholders entitled to receive the 2014 Final Dividend, the Company will suspend registration of transfer of H Shares from 5 July 2015 to 10 July 2015 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 3 July 2015. The H Shareholders whose names are recorded in the register of members of the Company on 10 July 2015 are entitled to receive the 2014 Final Dividend.

TAXATION ON RECEIPT OF THE PROPOSED 2014 FINAL DIVIDEND

Non-resident Enterprise Income Tax

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing 2014 Final Dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

Profit Appropriation for Investors of Northbound Trading

For investors of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (including enterprises and individuals) investing in the A Shares of the Company listed on the Shanghai Stock Exchange (the “Northbound Trading”), their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such Shares. The Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for such withholding. For investors of Northbound Trading who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Northbound Trading will be the same as those for the holders of A Shares of the Company.

Profit Appropriation for Investors of Southbound Trading

For investors of the Shanghai Stock Exchange (including enterprises and individuals) investing in the H Shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading”), the Company has entered into the Agreement on Appropriation of Cash Dividends of H Shares for Southbound Trading (港股通H股股票現金紅利派發協議) with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, pursuant to which, the Shanghai Branch of China Securities Depository and Clearing Corporation Limited, as the nominee of the holders of H Shares for Southbound Trading, will receive all cash dividends distributed by the Company and distribute the cash dividends to the relevant investors of H Shares of Southbound Trading through its depositary and clearing system.

The cash dividends for the investors of H Shares of Southbound Trading will be paid in RMB. Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81), for dividends received by domestic investors from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the companies of such H shares shall withhold and pay individual income tax at the rate of 20% on behalf of the investors. For dividends received by domestic securities investment funds from investing in H shares listed on the Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect, the tax payable shall be the same as that for individual investors. The companies of such H shares will not withhold and pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

The record date and the date of appropriation of cash dividends and other arrangements for the investors of Southbound Trading will be the same as those for the holders of H Shares of the Company.

General Information

Should the H-share holders of the Company have any doubt in relation to the aforesaid arrangements, they are recommended to consult their tax advisors for relevant tax impact in Mainland China, Hong Kong and other countries (regions) on holding and disposal of the A Shares and/or H shares of the Company.

Investors should note that the Company has no obligations and will not be responsible for confirming the identities of any shareholders. The Company will withhold the relevant income tax according to the relevant regulatory requirements of tax authorities, based on the information contained in the register of members on the record date.

The 2014 Final Dividend at RMB0.38 (tax inclusive) for each ordinary share of the Company after deduction of the relevant income tax and in Hong Kong dollars is expected to be sent to holders of H Shares whose names appeared on the H Share register of members of the Company on the record date of 10 July 2015 by ordinary post at their own risk or, if applicable, by direct transfer to relevant holders of H shares at their designated bank account, on or before 25 August 2015. The exchange rate for dividend paid in Hong Kong dollars was HKD1 to RMB0.79326.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
18 June 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     June 18, 2015